Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED

OF

OCULUS INNOVATIVE SCIENCES, INC.

Oculus Innovative Sciences, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) does hereby certify that:

FIRST: The Original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 20, 2006 under the name OIS Reincorporation Sub, Inc. On December 15, 2006, the Corporation filed with the Secretary of State of the State of Delaware a Certificate of Merger pursuant to with Oculus Innovative Sciences, Inc., a California Corporation, merged with and into the Corporation with the Corporation surviving such merger. On January 30, 2007, the Corporation filed the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Restated Certificate of Incorporation was amended by filing a certificate of Amendment on October 22, 2008 and on March 22, 2013.

SECOND: That the Board of Directors of the Corporation duly adopted resolutions setting forth a proposed amendment of the Corporation’s Restated Certificate of Incorporation, as amended, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Subsection A of Article FOURTH of the Restated Certificate of Incorporation, as amended, of this Corporation be hereby amended to replace Subsection A in its entirety and to read:

A.	Authorized Stock. The Corporation is authorized to issue two classes of stock to be designated respectively Preferred Stock (“Preferred Stock”) and Common Stock (“Common Stock”). Effective December 4, 2014, the total number of shares of all classes of capital stock the Corporation shall have authority to issue is thirty million seven hundred fourteen thousand two hundred eighty six (30,714,286). The total number of shares of Preferred Stock the Corporation shall have the authority to issue is seven hundred fourteen thousand two hundred eighty six (714,286). The total number of shares of Common Stock the Corporation shall have the authority to issue is thirty million (30,000,000). The Preferred Stock and the Common Stock each shall have a par value of one one-hundredth of one cent ($0.0001) per share. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock, without a vote of the holders of Preferred Stock, or of any series thereof, unless a vote of any such holders of Preferred Stock is required pursuant to the provisions established by the Board of Directors of the Corporation (the “Board of Directors”) in the resolution or resolutions providing for the issue of such Preferred Stock, and if such holders of such Preferred Stock are so entitled to vote thereon, then, except as may otherwise be set forth in this Restated Certificate of Incorporation, the only stockholder approval required shall be the affirmative vote of a majority of the combined voting power of the Common Stock and the Preferred Stock so entitled to vote.

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Effective 5:00 pm Eastern Time on March 29, 2013 (such time, on such date, the “Effective Time”), the Company, the Corporation effected a one-for-seven reverse split whereby each seven (7) shares of the Corporation’s Common Stock, $0.0001 par value per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) was automatically, without further action on the part of the Corporation or any holder of Old Common Stock, was reclassified, combined, converted and changed into on (1) fully paid and nonassessable share of common stock, $0.0001 par value per share (the “New Common Stock”), subject to the treatment of fractional interests as described below. The conversion of the Old Common Stock into New Common Stock will be deemed to have occurred at the Effective Time. At the Effective Time, the number of authorized shares of the Corporation’s Preferred Stock and Common Stock was proportionally decreased by a ratio of 1:7; From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to the reverse split. No fractional shares were issued and all fractional shares that would have resulted from the reverse split were rounded up to the nearest whole share of New Common Stock.

THIRD: That thereafter, pursuant to resolution of the Corporation’s Board of Directors, a special meeting of the shareholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware on December 4, 2014, at which the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

In WITNESS WHEREOF, Oculus Innovative Sciences, Inc. has caused this Certificate to be signed by its duly authorized officer this 4th day of December, 2014.

OCULUS INNOVATIVE SCIENCES, INC.

By: /s/ Jim Schutz

Jim Schutz
President and Chief Executive Officer

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